

December 20, 2010

Mr. Jacob Benne
Chief Executive Officer
Urban Barns Foods Inc.
7170 Glover Drive
Milner, British Columbia, V0X 1T0
Canada

> **Re:** **Urban Barns Foods Inc.**
> **Form 8-K Filed December 14, 2010**
> **Form 8-K/A Filed December 17, 2010**
> **File No. 000-53942**

Dear Mr. Benne:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief